UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               BoysToys.com, Inc.
                               (Name of Issuer)


                     Common Stock, $.01 Per Share Par Value
                        (Title of Class of Securities)

                                   103632105
                                (CUSIP Number)


                                  July 9, 2003
            (Date of Event which Requires Filing of this Statement)



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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[x]     Rule 13d-1(c)
[ ]     Rule 13d-1(d)




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CUSIP No. 103632105                     13G                        Page 2 of 6

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1     NAME OF REPORTING PERSON:

      Lines Overseas Management Limited

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      98-0235591
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)  [ ]

                                                               (b)  [ ]
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3     SEC USE ONLY
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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
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                5     SOLE VOTING POWER
  NUMBER
                      -0- (Please see Item 4, below.)
 OF SHARES     ----------------------------------------------------------------
                6     SHARED VOTING POWER
BENEFICIALLY
                      -0-
 OWNED BY      ----------------------------------------------------------------
                7     SOLE DISPOSITIVE POWER
   EACH
                      -0- (Please see Item 4, below.)
 REPORTING     ----------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER
PERSON WITH
                      -0-
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0- (Please see Item 4, below.)
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.0%
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12    TYPE OF REPORTING PERSON*

      CO
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CUSIP No. 297178105                     13G                        Page 3 of 6

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ITEM 1.

     (a)  Name of Issuer

          BoysToys.com, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          5782 Caminito Empresa, La Jolla, California 92037

ITEM 2.

     (a)  Name of Person Filing

          Lines Overseas Management Limited

     (b)  Address of Principal Business Office or, if none, Residence

          27 Reid Street, Hamilton HM11, Bermuda

     (c)  Citizenship

          Bermuda

     (d)  Title of Class of Securities

          Common Stock, $.01 Per Share Par Value

     (e)  CUSIP Number

          103632105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ]  Broker or Dealer registered under Section 15 of the Act
     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act
     (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940


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CUSIP No. 103632105                     13G                        Page 4 of 6

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     (e)  [ ]  Investment Adviser registered under Section 203 of the
               Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
     (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
     (j)  [ ]  Group, in accordance with ss.240.13d-1(b)-1(ii)(J)


ITEM 4.   OWNERSHIP

     (a)  Amount Beneficially Owned

          -0-*

     (b)  Percent of Class

          0.0%*

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:
                 -0-*

          (ii)   shared power to vote or to direct the vote:
                 -0-

          (iii)  sole power to dispose or to direct the disposition of:
                 -0-*

          (iv)   shared power to dispose or to direct the disposition of:
                 -0-

* Current ownership level reflects ownership by Lines Overseas Management Limited ("LOML") as of August 24, 2005 through the date of this filing. From July 9, 2003 through August 3, 2005, LOML owned 442,000 shares (5.4%) of the Company over which LOML had sole voting and sole dispositive power. LOML is a foreign broker-dealer licensed and registered in Bermuda. On July 9, 2003, 442,000 shares of the Company which were held by LOML on behalf of a customer, were transferred from the customer's account to LOML's account (effectively written off) as an operational procedure in order to facilitate the closing of the customer's account. No consideration was paid in relation to the transfer since the Company filed for Chapter 11 bankruptcy in May 2001, and the Bankruptcy Court entered an order for liquidation on October 6, 2002 (according to the Company's Form 10-QSB filings). LOML sold 50,000 shares of the Company in a normal market transaction on August 4, 2005, reducing its ownership below 5% to 392,000. On August 24, 2005, LOML subsequently sold the remaining 392,000 shares of the Company in a normal market transaction, reducing its holdings to zero shares.

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CUSIP No. 103632105                     13G                        Page 5 of 6

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ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.


ITEM 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 103632105                     13G                        Page 6 of 6

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




     Date: October 14, 2005

                                       Lines Overseas Management Limited


                                       By: /s/ Scott Hill
                                           Scott Hill
                                           Vice President